                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 3*

                    Under the Securities Exchange Act of 1934

                               SPARTA FOODS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    846573301
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                                 (CUSIP Number)

                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
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            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                 April 17, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 pages

CUSIP No.  846573301
________________________________________________________________________________

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Okabena Partnership K, a Minnesota general partnership  41-1642281
________________________________________________________________________________

     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)       [   ]
                                                  (b)       [ X ]
________________________________________________________________________________
     (3)  SEC Use Only

________________________________________________________________________________
     (4)  Source of Funds

          WC
________________________________________________________________________________
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d)          or 2(e)                                         [   ]

          N/A
________________________________________________________________________________
     (6)  Citizenship or Place of Organization

          Minnesota
________________________________________________________________________________
Number of      (7)  Sole Voting Power          875,000        shares
Shares Bene-   _________________________________________________________________
   ficially    (8)  Shared Voting Power          -0-          shares
Owned by       _________________________________________________________________
Each Report-   (9)  Sole Dispositive Power     875,000        shares
   ing Person  _________________________________________________________________
  With         (10) Shared Dispositive Power     -0-          shares
________________________________________________________________________________
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          875,000 shares

________________________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] N/A
________________________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11)
                          12.0%

________________________________________________________________________________
     (14) Type of Reporting Person (See Instructions)

          PN



                                Page 2 of 4 pages

This Amendment No. 3 amends the original Schedule 13D filed February 9, 1996 and Amendment No. 1 thereto filed on October 17, 1996 and Amendment No. 2 filed April 4, 1997.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is amended and restated as follows:

               (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

               (c). The Reporting Person disposed of 115,000 shares of the Issuer's Common Stock in open market transactions as described below. Such sales result in a reduction of the Reporting Person's beneficial ownership by an amount which is more than 1% of the relevant class of the Issuer's securities.

          Date of Sale             No. of Shares Sold            Sale Price
          ------------             ------------------            ----------

              3-28-97                    12,500                  $1.88
              4-14-97                    50,000                   1.03
              4-17-97                    27,500                   1.14
              4-22-97                    25,000                   1.00

               (d). Except as set forth above, there have been no other transactions in the Common Stock of the Issuer effected during the last sixty days by the persons listed in Item 2 of Schedule 13D.





                                Page 3 of 4 pages

                                    SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 23, 1997                    OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By:  /s/ Gary S. Kohler
                                             ---------------------------------
                                             Gary S. Kohler, Vice President







                                Page 4 of 4 pages